ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

State University of New York Defined Contribution Retirement Plan

Supplement dated August 20, 2007 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 30, 2007, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective July 30, 2007, the National Association of Securities Dealers, Inc. (NASD) was consolidated into the Financial Industry Regulatory Authority (FINRA). Accordingly, all references to the National Association of Securities Dealers, Inc. and NASD are deleted and replaced with the Financial Industry Regulatory Authority and FINRA, respectively.

2. Effective September 4, 2007, the address listed under the "Death Benefit During the Income Phase," section on page 27 of your Contract Prospectus is changed to the following:

   ING
   USFS Customer Service Defined Contribution Administration
   P.O. Box 990063
   Hartford, CT 06199-0063

   You should send all future death benefit requests during the income phase to this address. Accordingly, also effective September 4, 2007, all references to any different death benefit address during the income phase in your Contract Prospectus, Contract Prospectus Summary, and SAI are changed to the above address.

3. Effective October 1, 2007, the principal executive office of ING Life Insurance and Annuity Company, the issuer of your variable annuity contract, and ING Financial Advisers, LLC, the principal underwriter and distributor of your variable annuity contract, is changed to the following:

   One Orange Way
   Windsor, CT 06095-4774

   Accordingly, effective October 1, 2007, all references to these executive offices in your Contract Prospectus, Contract Prospectus Summary, and SAI are changed to the above address.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.